Exhibit 23(a)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Westamerica Bancorporation

We consent to the incorporation by reference in the registration statements (Nos. 333-119783, 333-107329, and 333-105537) on Forms S-4 and S-8 of Westamerica Bancorporation of our reports dated March 4, 2005, with respect to: (a) the consolidated balance sheets of Westamerica Bancorporation and Subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2004; and (b) management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 and the effectiveness of internal control over financial reporting as of December 31, 2004; which reports appear in the annual report on Form 10-K of Westamerica Bancorporation.

San Francisco, California
March 15, 2005